Exhibit 99.1

Big Tree Cloud and Plutonian Announce Closing of Business Combination

Big Tree Cloud’s shares and warrants are expected to begin trading on Nasdaq under the tickers “DSY” and “DSYWW”, respectively, on June 7, 2024

SHENZHEN, China, June 6, 2024 / -- Big Tree Cloud International Group Limited (“Big Tree Cloud” or the “Company”), a company devoted to the development, production, and sales of personal care products and other consumer goods in China, and Plutonian Acquisition Corp. (“Plutonian”) (Nasdaq: PLTN), a publicly traded special purpose acquisition company, today announced the completion of their previously announced business combination. The listed company following the business combination is Big Tree Cloud Holdings Limited and its shares and warrants are expected to begin trading on Nasdaq under the tickers “DSY”, and “DSYWW”, respectively, on June 7, 2024.

Mr. Wenquan Zhu, Founder, Chairman, and Chief Executive Officer of Big Tree Cloud, stated that “We are excited to reach this milestone as we complete our business combination with Plutonian and prepare for our Nasdaq debut. We have achieved solid progress since our inception in 2020, and we are excited about the growth opportunities for enhancing personal and hygienic care for families in China and globally. Our Nasdaq listing will expedite our mission to provide premium personal care products and diversify our product portfolio.”

Wei Kwang Ng, Chief Executive Officer of Plutonian, commented, “Plutonian is proud to complete this business combination with Big Tree Cloud, and we look forward to the next chapter in the company’s growth story. We are excited for the opportunities, and believe that Big Tree Cloud is well positioned to continue the growth of its business and deliver sustainable shareholder value.”

Advisors

Pillsbury Winthrop Shaw Pittman LLP, Commerce & Finance Law Offices and Maples Group served as legal counsel to Big Tree Cloud. Wilson Sonsini Goodrich & Rosati, P.C. and Global Law Office served as legal counsel to Plutonian.

About Big Tree Cloud

Big Tree Cloud is a consumer-oriented and mission-driven company dedicated to the development, production and sales of personal care products and other consumer goods in China. Founded in 2020, Big Tree Cloud is committed to delivering high-quality products that cater to the needs of modern, health-conscious, and independent consumers. Big Tree Cloud’s innovative approach and strong community engagement set it apart in the industry, making it a trusted brand in the personal care market.

About Plutonian Acquisition Corp.

Plutonian Acquisition Corp. is a Delaware corporation incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Plutonian’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although it intends to focus its search for a target business on companies engaged in metaverse technologies, tourism and e-commerce related industries in the Asia-Pacific, or APAC, region. Plutonian affirmatively excludes as an initial business combination target any company of which financial statements are audited by an accounting firm that the United States Public Company Accounting Oversight Board is unable to inspect for two consecutive years beginning in 2021 and any target company with China operations consolidated through a VIE structure.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Big Tree Cloud’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Big Tree Cloud’s expectations, strategy, priorities, plans or intentions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-4 and our other SEC filings. Big Tree Cloud cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Big Tree Cloud does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (646) 308-1649
Email: BigTreeCloud.IR@icrinc.com